NO ACT

PE
12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 1 1 2009
Washington, DC 20549

09004172

February 11, 2009

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Re: Abbott Laboratories
Incoming letter dated December 23, 2008

Dear Mr. Berry:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposal submitted to Abbott by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

February 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 23, 2008

The proposal requests a report on Abbott's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by Abbott during the 110th Congress.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7) as relating to Abbott's ordinary business operations (i.e. lobbying activities concerning its products). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

By Email: shareholderproposals@sec.gov

Re: Abbott Laboratories' Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Abbott Laboratories ("Abbott" or the "Company"), by letter dated December 23, 2008 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2009 proxy materials.

I. Introduction

Proponent's shareholder proposal to Abbott urges:

> the Board of Directors [to] prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Abbott argues that the Proposal is excludable because it "relates to several aspects of Abbott's ordinary business operations." The fact of the matter, however, is that the Proposal specifically addresses the significant social policy issue of federal prescription drug price regulation, an issue that has been and continues to be before the President, the Congress and the Nation. The Proposal does not seek to influence or to micro-manage the Company in any way whatsoever. It merely requests a report to shareholders on past lobbying activity by the Company on a significant social policy issue that is subject to federal reporting requirements under the Lobbying Disclosure Act of 1995. The Staff has consistently recognized the distinction between "ordinary business" and significant social policy issues such as the one presented in this Proposal, granting shareholders a right to vote on significant social policy issues, while properly protecting companies from improper shareholder interference in matters of ordinary business.

II. Federal prescription drug price regulation in the Medicare program is a significant social policy issue.

Medicare is the cornerstone of health care coverage for every American over the age of 65. Enacted in 1965 and financed by payroll taxes, Medicare did not provide coverage for prescription drugs until 2003. Congress passed The Medicare Modernization Act (MMA), a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D. MMA went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government.[1] "In terms of dollars, the number of people affected, and the political stakes involved, the Medicare prescription-drug bill is the most important health care legislation passed by Congress since the enactment of Medicare and Medicaid in 1965."[2]

The Proposal's Supporting Statement recites these facts and also describes the significant social policy issue of federal price regulation in Medicare. Prescription drug prices are, of course, central to the cost of the Medicare prescription drug benefit, and the Proposal also describes the cost of the Program. The cost of Medicare and, in particular, the Medicare prescription drug benefit, have been and remain major concerns for the President, the Congress, business and Medicare beneficiaries. [3] Indeed, prior to its enactment, this significant social policy issue was described as follows:

> Increases in the costs of drugs have provided much of the political fuel driving Congress to consider adding prescription-drug coverage to Medicare benefits. Beneficiaries without such coverage pay the highest prices for prescription drugs when they buy them at community pharmacies. Since 1995, the rate of increase in drug expenditures has been approximately twice that of total health care expenditures, according to the Health Care Financing Administration (HCFA).

---

[1] Kaiser Family Foundation, "The Medicare Prescription Drug Benefit," (Washington, DC: 2008).

[2] Drew E. Altman, "The New Medicare Prescription Drug Legislation," 350 New England Journal of Medicine 9-10 (January 1, 2004).

[3] "As head the Department of Health and Human Services, Mr. [Tom] Daschle said he would want authority to negotiate drug prices under Medicare's drug benefit and fix the coverage gap known as the doughnut hole." The Wall Street Journal, January 8, 2009.

The pharmaceutical industry has maintained its standing as the most profitable sector of the economy.[4]

The plain language of the Proposal is carefully framed to deal only with this significant social policy issue and not the ordinary business operations of the Company.

III. While the Company is subject to federal lobbying disclosure requirements under the Lobbying Disclosure Act of 1995, shareholders have no way to determine what the Company has done on this significant social policy issue.

The Lobbying Disclosure Act of 1995 requires the Company to report quarterly to the Clerk of the House of Representatives on its expenditures for lobbying in the Congress. The Company's Year-end filing for 2007 (Exhibit A) reveals just one entry on the significant social policy issue at the heart of the Proposal. [5]

Shareholders cannot determine what the Company has done, nor can they determine how much the Company has spent on this significant social policy issue. The act of reporting in no way micro-manages the Company. In fact, the act of reporting lobbying is more akin to the act of reporting on political campaign contributions, which are also required to be reported by federal and state laws. Moreover, the Staff has determined that Proposals requesting reports to shareholders on political contributions are not excludable under Rule 14a-8(i)(7). *Exxon Mobil Corporation,* 2004 SEC No-Act. LEXIS 455 (March 5, 2004) (proposal requesting that Exxon Mobil prepare and submit to shareholders a report, updated annually, containing the following: (1) ExxonMobil's policies for political contributions made with corporate funds, political action committees sponsored by Exxon Mobil, and employee political contributions solicited by senior executives of the company; (2) an accounting of ExxonMobil's political contributions; (3) a business rationale for each of ExxonMobil's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to ExxonMobil's political contributions.); *American International Group, Inc.* 2004 SEC No-Act. LEXIS 354 (February 19, 2004) (proposal requesting that AIG prepare and submit to shareholders a report, updated annually, containing the following: (1) AIG's policies for political contributions made with corporate funds, political action committees sponsored by AIG, and employee political contributions solicited by senior executives of the company; (2) an accounting of AIG's political contributions; (3) a business rationale for each of AIG's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to AIG's political contributions.); *Time Warner, Inc.* 2004 SEC No-Act. LEXIS 267 (February 11, 2004) (proposal similar to *Exxon Mobil* at 2004 SEC No-Act. LEXIS 455 (March 5, 2004).

---

[4] John K. Iglehart, "Medicare and Prescription Drugs," 344 New England Jouranl of Medicine 1010 (March 29, 2001).

[5] Exhibit "A" Abbott Laboratories, 2007 Year-end Lobbying Disclosure Act Report, p. 9.

IV. The Proposal addresses a significant social policy issue before the Company and may not be excluded under Rule 14a-8(i)(7).

The Company argues that the Proposal must be excluded pursuant to Rule 14a-8(i)(7), citing Staff Legal Bulletin 14C, part D.2 (June 28, 2005) and claiming that the Proposal "seeks to involve Abbott in the political or legislative process relating to specific legislative initiatives." Not only is this assertion completely untrue—the Proposal does not seek to involve the Company in the political or legislative process—but it is misleading. The Company is *already* involved in the legislative process as evidenced by the its Lobbying Disclosure Act Report in Exhibit "A." The Proposal merely seeks a report to shareholders on the Company's past activities on the significant social policy issue of prescription drug price regulation.

The Company also seeks to frame the Proposal narrowly as one that involves its day-to-day pricing activities for its products. The plain language of the Proposal reveals that it does nothing of the kind. It has nothing at all to do with daily operations and everything to do with the significant social policy issue of federal regulation of prescription drug prices in the Medicare program. As for micro-managing the Company, the Proposal involves a report on past lobbying activities, as is required under the Lobbying Disclosure Act. This has nothing to do with micro-managing the Company and everything to do with a description of past lobbying activity on a significant social policy issue involving everyone concerned with prescription drug prices in the Medicare program.

Indeed, Staff decisions on similar proposals involving significant social policy issues have held that they are not excludable. *E. I. du Pont de Nemours and Company*, 2005 SEC No-Act. LEXIS 318 (February 28, 2005) (proposal urging the board to report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PFOA exposures, to DuPont's remediation of sites where PFOA is present, and PFOA-related litigation); *JPMorgan Chase & Co*, 2008 SEC No-Act. LEXIS 329 (March 7, 2008) proposal requesting a report on JPMorgan Chase's process for identifying and prioritizing legislative and regulatory public policy activities); *The Dow Chemical Company*, 2003 SEC No-Act. LEXIS 338 (March 7, 2003) (proposal requesting that the board of directors issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters [lobbying] to be included in the report); Chevron *Corporation, 2006 SEC No-Act. LEXIS 278* (February 28, 2006) (proposal requesting that the board of directors report Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites); *General Electric Company*, 2004 SEC No-Act. LEXIS 135, (February 2, 2004) (proposal requesting that the board of directors report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PCB exposures to GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures in actual remediation of PCB contaminated sites).

For its part, the Company cites *Johnson & Johnson,* 2006 SEC No-Act. LEXIS 101 (January 24, 2006) in support of its argument to exclude the Proposal as a matter of ordinary business. But *Johnson & Johnson* was concerned with a proposal that requested an analysis of the potential impact of a flat tax on the company. The Proposal in instant case asks for a report on past lobbying activity on a significant social policy issue and in no way seeks to direct the Company to undertake any new activity on a matter of ordinary business. *General Electric Company,* 2006 SEC No-Act. LEXIS 67 (January 17, 2006) involved the same flat tax proposal and is inapposite here.

The Company continues to mischaracterize the Proposal as one seeking to micro-manage the Company as it cites Staff decisions in *Microsoft Corporation,* 2006 SEC No-Act. LEXIS 630 (September 29, 2006) (proposal seeking a report on Microsoft's rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures) and *Yahoo! Inc.* 2007 SEC No-Act. LEXIS 413 (April 5, 2007) (proposal seeking a report on Yahoo!'s rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures. Where the Proposal before Abbott seeks a report on the facts regarding Company's past lobbying activities on a significant social policy issue, the proposals in Microsoft and Yahoo! involved reports seeking an explanation of the rationale behind Company actions. The difference is significant. The Proposal in no way seeks to influence or direct the Company's ordinary business activities.

Moreover, the Proposal in no way seeks to direct, influence, or make the Company justify its contributions or the selection of organizations to which the Company contributes. Abbott, however, cites Staff decisions where the proposals did exactly that: *Pfizer Inc.*, 2007 SEC No-Act. LEXIS 170 (February 12, 2007) (proposal seeking a report on the justification for specifically contributing to the advancement of animal-based testing); *BellSouth Corporation* (January 17, 2006) (proposal requesting that the board make no direct or indirect contribution to any legal fund used in defending a politician); *Pfizer, Inc.* (January 28, 2005) (proposal requesting that the company make no further donations or contributions designed to promote the advancement of animal testing); *Wachovia Corporation* (January 25, 2005) (proposal recommending that the board disallow contributions to Planned Parenthood). Each is inapposite.

Abbott cites *Pfizer Inc.*, 2007 SEC No-Act. LEXIS 171 (February 12, 2007) as a Staff decision in which the proposal "did not specifically request action with respect to a particular charitable organization or that sought only a reporting of activities and expenses relating to ordinary business." Yet the proposal in *Pfizer* requested that "Pfizer's Board of Directors implement a policy of listing all of Pfizer's charitable contributions on its website," but the plain language of that proposal particularly targeted "contributions to 'Planned Parenthood, a group responsible for over two hundred fifty thousand abortions per year,' and 'charitable groups involved in abortion' and 'same sex marriages.'" *Id.* at 3.

The Proposal in no way involves shareholders in the pricing of prescription drugs Abbott sells to Medicare.

The Company also attempts to construe the Proposal as one that involves shareholders in the pricing of the prescription drugs it sells to the Medicare Program. Nothing could be further from the truth. The plain language of the Proposal asks for a report on past lobbying activities by the Company on a significant social policy issue, namely, federal regulation of prescription drug prices. Setting individual prescription drug prices is inherently a matter of ordinary business. But the issue of federal regulation of prescription drug prices is clearly a significant social policy issue, and that is at the heart of the Proposal.

Abbott cites *Johnson & Johnson,* 2004 SEC No-Act. LEXIS 38 (January 12, 2004) (proposal requests that board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs) in support of its argument that the Proposal involves shareholders in the ordinary business of pricing Abbott's prescription drugs. The Proposal before Abbott, however, in no way requests a report or an analysis or an evaluation of prescription drug prices, it merely request a report on past lobbying activity on this significant social policy issue. No analysis is requested, nor is an evaluation of this matter.

Indeed, the Proposal is even less involved in Abbott's ordinary business matters than the proposal in *Eli Lilly and Company,* 1993 SEC No-Act. LEXIS 317 (February 25, 1993) (proposal requested the Eli Lilly to seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint by November 1, 1993). In *Eli Lilly and Company,* the Staff denied the company's request to exclude the proposal under Rule 14a-8(c)(7). The same is true of *Warner-Lambert Company,* 2000 SEC No-Act. LEXIS 209 (February 21, 2000) (proposal requested that the board implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on any changes in its current pricing policy by September 2000). The Staff denied Warner-Lambert Company's claim that the proposal must be excluded based upon Rule 14a-8(i)(7).

The entire thrust of the Proposal before Bristol-Myers is on a report to shareholders of past lobbying by the Company. It has nothing whatsoever to do with restricting the Company's activity in any way at all. Nor does it ask for or contemplate delving into any matter that relates to the day-to-day business decisions at the Company.

It is aimed outwardly, at a report on the Company's past lobbying activities on a significant social policy issue.

III. Conclusion

The Company has not met its burden of proof to exclude the Proposal under Rule 14a-8(g), nor has it demonstrated the Proposal may be excluded under Rule 14a-8(i)(7). For these reasons, Abbott Laboratories has failed to carry its burden of justifying exclusion of the Proposal. We respectfully ask the Division to advise the Company that its request for No-Action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me at 202-637-5335 or by email at rmcgarra@aflcio.org if there is any further information that can be provided.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

Enclosure

Cc: John A Berry

EXHIBIT "A"

Clerk of the House of Representatives
Legislative Resource Center
B-106 Cannon Building
Washington, DC 20515

Secretary of the Senate
Office of Public Records
232 Hart Building
Washington, DC 20510

LOBBYING REPORT

Lobbying Disclosure Act of 1995 (Section 5) **- All Filers Are Required to Complete This Page**

1. Registrant Name [✓] Organization [ ] Individual

ABBOTT LABORATORIES

2. Address [ ] **Check if different than previously reported**

Address1 1399 NEW YORK AVENUE, NW, #200 Address2

City WASHINGTON State DC Zip Code 20005 - Country USA

3. Principal place of business (if different than line 2)

City Abbott Park State IL Zip Code 60064 - Country USA

4a. Contact Name b. Telephone Number [ ] International Number c. E-mail 5. Senate ID#

Mr. Peter Kelly (202) 378-2025 66-12

7. Client Name [✓] Self 6. House ID#

ABBOTT LABORATORIES 300010000

TYPE OF REPORT

8. Year 2007 Midyear (January1-June30) [ ] Year End (July 1-December 31) [✓]

9. Check if this filing amends a previously filed version of this report [ ]

10. Check if this is a Termination Report [ ] Termination Date ______ 11. No Lobbying Activity [ ]

INCOME OR EXPENSES - Complete Either Line 12 OR Line 13

12. Lobbying

INCOME relating to lobbying activities for this reporting period was:

Less than $10,000 [ ]

$10,000 or more [ ] $ ______

Provide a good faith estimate, rounded to the nearest $20,000, of all lobbying related income from the client (including all payments to the registrant by any other entity for lobbying activities on behalf of the client).

13. Organizations

EXPENSE relating to lobbying activities for this reporting period were:

Less than $10,000 [ ]

$10,000 or more [✓] $ 1,980,000.00

14. REPORTING Check box to indicate expense accounting method. See instructions for description of options.

[✓] **Method A.** Reporting amounts using LDA definitions only

[ ] **Method B.** Reporting amounts under section 6033(b)(8) of the Internal Revenue Code

[ ] **Method C.** Reporting amounts under section 162(e) of the Internal Revenue Code

Signature ✓ Date 02/14/2008

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

v5.0.1b

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code AGR Agriculture (one per page)

16. Specific lobbying issues

H.R.2419, Farm , Nutrition, and Bioenergy Act of 2007, Sections 11316 and 11317
H.R.1280, S. 714: Pet Safety and Protection Act of 2007

17. House(s) of Congress and Federal agencies [ ] Check if None ✓ House ✓ Senate ✓ Other

Department of Agriculture

18. Name of each individual who acted as a lobbyist in this issue area

Name First	Last	Suffix	Covered Official Position (if applicable)	New
Elaine	Leavenworth			[ ]
Cynthia B.	Sensibaugh			[ ]
Howard D.	Scholick			[ ]
Rosemary T.	Haas			[ ]
John M.	Taylor			[ ]
				[ ]
				[ ]
				[ ]
				[ ]

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

Printed Name and Title **Peter E. Kelly - Director, Government Affairs Operations**

ADDENDUM for General Lobbying Issue Area: AGR - Agriculture

H.R.3161, The Agriculture, Rural Development, Food and Drug Administration, and Related Agencies Appropriations Act, 2008
Title IV, WIC

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code BUD Budget/Appropriations (one per page)

16. Specific lobbying issues

H.R.3043/S.1710 FY 2008 - Departments of Labor, Health and Human Services, Education and Related Agencies Appropriations Act of 2008, Title II relating to chronic kidney disease awareness, funding for state AIDS Drug Assistance Programs under the Ryan White Care Act.
H.R. 4986, the National Defense Authorization Act - Section 703 - TriCare Retail Pharmacy.

17. House(s) of Congress and Federal agencies [ ] Check if None [✓] House [✓] Senate [✓] Other

Department of Health & Human Services

18. Name of each individual who acted as a lobbyist in this issue area

Name First	Last	Suffix	Covered Official Position (if applicable)	New
Elaine R.	Leavenworth			[ ]
Rosemary T.	Haas			[ ]
Howard D.	Scholick			[ ]
John M.	Taylor			[ ]
Jason	Grove			[ ]
Jennifer M.	Luray			[ ]
Kristen	Morris			[✓]
				[ ]
				[ ]

19. Interest of each foreign entity in the specific issues listed on line 16 above [✓] Check if None

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code CPT Copyright/Patent/Trademark (one per page)

16. Specific lobbying issues

H.R.1908/S.1145 - Patent Reform Act of 2007, entire bill

17. House(s) of Congress and Federal agencies [ ] Check if None ✓ House ✓ Senate [ ] Other

18. Name of each individual who acted as a lobbyist in this issue area

Name First	Last	Suffix	Covered Official Position (if applicable)	New
Elaine R.	Leavenworth			
John M.	Taylor			
Rosemary T.	Haas			
Jason	Grove			
Jennifer M.	Luray			
Adele R.	Witenstein			

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code HCR Health Issues (one per page)

16. Specific lobbying issues

H.R. 3580, the Food and Drug Administration Amendments Act of 2007
H.R. 1956, Patient Protection and Innovative Biologic Medicine Act of 2007
S. 1695: Biologics Price Competition and Innovation Act of 2007

17. House(s) of Congress and Federal agencies [ ] Check if None [✓] House [✓] Senate [✓] Other

18. Name of each individual who acted as a lobbyist in this issue area

Name First	Last	Suffix	Covered Official Position (if applicable)	New
Elaine R.	Leavenworth			[ ]
John M.	Taylor			[ ]
Kristen	Morris			[✓]
Cynthia B.	Sensibaugh			[ ]
Jennifer M.	Luray			[ ]
Adele R.	Witenstein			[ ]
Howard D.	Scholick			[ ]
Jason	Grove			[ ]
				[ ]

19. Interest of each foreign entity in the specific issues listed on line 16 above [✓] Check if None

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

ADDENDUM for General Lobbying Issue Area: HCR - Health Issues

S. 1082 Food and Drug Administration Revitalization Act

H.R. 2606 340B Program Improvement and Integrity Act of 2007

H.R. 3326 Early Treatment for HIV Act of 2007

H.R. 3162 Children's Health and Medicare Protection Act of 2007, Title I, Childrens Health Insurance Program and SEC. 637 Development of ESRD Bundling System and Quality Incentive Payments

Proposals related to the importation of drugs:

S.1082/H.R. 380 Pharmaceutical Market Access and Drug Safety Act of 2007

H.R. 3161 The Agriculture, Rural Development, Food and Drug Administration, and Related Agencies Appropriations Act, 2008 Amendment #5

H.R.3043 Departments of Labor, Health and Human Services, and Education, and Related Agencies Appropriations Act, 2008, amendment 3327

H.R. 3093 Departments of Commerce and Justice, Science, and Related Agencies Appropriations Act, 2008

H.R. 1038 Access to Life-Saving Medicine Act

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

Registrant ABBOTT LABORATORIES Client Name ABBOTT LABORATORIES

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code MMM Medicare/Medicaid (one per page)

16. Specific lobbying issues

H.R. 1321, S 2404: Medicare Advanced Laboratory Diagnostics Act of 2007
Implementation of Section 641 of Public Law 108-173, Medicare Prescription Drug, Improvement and Modernization Act of 2003

17. House(s) of Congress and Federal agencies [ ] Check if None [✓] House [✓] Senate [✓] Other

Department of Health and Human Services

18. Name of each individual who acted as a lobbyist in this issue area

Name: First	Last	Suffix	Covered Official Position (if applicable)	New
Elaine R.	Leavenworth			
John M.	Taylor			
Rosemary T.	Haas			
Jason	Grove			
Jennifer M.	Luray			
Adele R.	Witenstein			
Cynthia B.	Sensibaugh			
Kristen	Morris			✓

19. Interest of each foreign entity in the specific issues listed on line 16 above [✓] Check if None

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

ADDENDUM for General Lobbying Issue Area: MMM - Medicare/Medicaid

H.R.3162: Children's Health and Medicare Protection Act of 2007, Title II and Section 637

S.1082: Prescription Drug User Fee Amendments of 2007

Implementation of Section 302 of Public Law 108-173, Medicare Prescription Drug, Improvement and Modernization Act of 2003

Deficit Reduction Act P.L 109-171, Implementation of Medicaid provisions, Title III

H.R. 4/S.3 - Medicare Prescription Drug Price Negotiation Act of 2007

H.R.1193/S.691: Kidney Care Quality and Education Act of 2007

S. 1951/H.R. 3700: Fair Medicaid Drug Payment Act of 2007

H.R. 3140, the Saving our Community Pharmacies Act of 2007

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code TAX Taxation/Internal Revenue Code (one per page)

16. Specific lobbying issues

H.R. 1712: Research and Development Tax Credit Act of 2007
S. 41: Research Competitiveness Act of 2007

17. House(s) of Congress and Federal agencies [ ] Check if None [✓] House [✓] Senate [ ] Other

18. Name of each individual who acted as a lobbyist in this issue area

Name: First	Last	Suffix	Covered Official Position (if applicable)	New
Rosemary T.	Haas			[ ]
				[ ]
				[ ]
				[ ]
				[ ]
				[ ]
				[ ]
				[ ]
				[ ]

19. Interest of each foreign entity in the specific issues listed on line 16 above [✓] Check if None

Printed Name and Title **Peter E. Kelly - Director, Government Affairs Operations**

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Attach additional page(s) as needed.

15. General issue area code TRD Trade (Domestic/Foreign) (one per page)

16. Specific lobbying issues

International Intellectual Property Protection
World Health Organization initiatives

17. House(s) of Congress and Federal agencies [ ] Check if None ✓ House ✓ Senate ✓ Other

U.S. Trade Representative
Department of Commerce
Department of the Treasury

18. Name of each individual who acted as a lobbyist in this issue area

Name			Covered Official Position (if applicable)	New
First	Last	Suffix		
Elaine R.	Leavenworth			[ ]
P. Claude	Burcky			[ ]
Tiffany	Atwell			[ ]
Andrea	Durkin			[ ]
John M.	Taylor		Associate Commissioner, FDA	[ ]
Rosemary T.	Haas			[ ]
Howard D.	Scholick			[ ]
				[ ]
				[ ]

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

Registrant ABBOTT LABORATORIES Client Name ABBOTT LABORATORIES

Information Update Page - Complete ONLY where registration information has changed.

20. Client new address

Address

City State Zip Code - Country

21. Client new principal place of business (if different than line 20)

City State Zip Code - Country

22. New General description of client's business or activities

LOBBYIST UPDATE

23. Name of each previously reported individual who is no longer expected to act as a lobbyist for the client

	First Name	Last Name	Suffix		
1	John M.	Taylor		3	
2				4	

ISSUE UPDATE

24. General lobbying issue that no longer pertains

AFFILIATED ORGANIZATIONS

25. Add the following affiliated organization(s)

Name	Address: Street Address / City / State/Province / Zip / Country	Principal Place of Business (city and state or country)
		City State Country City State Country

26. Name of each previously reported organization that is no longer affiliated with the registrant or client

1 2 3

FOREIGN ENTITIES

27. Add the following foreign entities

Name	Address: Street Address / City / State/Province / Country	Principal place of business (city and state or country)	Amount of contribution for lobbying activities	Ownership percentage in client
		City State Country		%

28. Name of each previously reported foreign entity that no longer owns, or controls, or is affiliated with the registrant, client or affiliated organization

1 3 5

2 4 6

Printed Name and Title Peter E. Kelly - Director, Government Affairs Operations

John A. Berry
Divisional Vice President &
Associate General Counsel
Securities and Benefits

Abbott Laboratories
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-3591
Fax: (847) 938-9492
E-mail: john.berry@abbott.com

December 23, 2008

VIA EMAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the AFL-CIO Reserve Fund (the "Proponent") from the proxy materials for Abbott's 2009 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 18, 2009.

We received notice from the Proponent on November 18, 2008, submitting the proposal for consideration at our 2009 annual shareholders' meeting. The proposal, a copy of which, together with the supporting statement, is attached as Exhibit A (the "Proposal"), reads as follows:

> **Resolved: Shareholders of Abbott Laboratories (the "Company") request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.**

Copies of correspondence between the Company and the Proponents relating to the Proposal are attached as Exhibit B.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. A copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2009 proxy materials.

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to several aspects of Abbott's ordinary business operations.

We believe that the Proposal may be properly omitted from Abbott's 2009 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Abbott's ordinary business operations. The Proposal seeks to involve Abbott in the political or legislative process relating to specific legislative initiatives. It addresses contributions to specific types of organizations. In addition, the Proposal concerns pricing matters with respect to a specific purchaser of Abbott's products. Each of these is an aspect of Abbott's ordinary business operations.

(A) The Proposal involves Abbott in the political or legislative process through its lobbying efforts.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that Abbott issue a report describing Abbott's lobbying activities and expenses with respect to a specific legislative initiative – the Medicare Part D Prescription Drug Program.

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). For example, a supporting statement alone may cause the Staff to conclude that a proposal relates to an ordinary business matter. In *Citigroup Inc.* (February 5, 2007), *Bank of America Corporation* (January 31, 2007), *Pfizer Inc.* (January 31, 2007) and *General Electric Co.* (January 30, 2007), the Staff permitted exclusion of a proposal and supporting statement that requested that the company produce a business social responsibility report that included the company's plan to address specific public policy matters such as tax reform, litigation reform and reform of the Sarbanes-Oxley Act of 2002. While the resolution clause in each of these letters only asked for a description of company activity and plans, the supporting statement provided that "[s]hareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities." The Staff determined that the proposals in each of these letters related to the ordinary business operations of the companies, as each required an evaluation of the impact of government regulation on the company. *Id. See also General Electric Co.* (January 10, 2005) (exclusion permitted under the ordinary business argument even though the resolution itself was typically not excludable, *i.e.*, a report regarding the impact on adolescent health arising from their exposure to smoking in the movies, when the supporting statement requested a change in "the nature, presentation and content" of the company's films to minimize the depiction of smoking).

The resolution portion of the Proposal requests that Abbott describe "the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program." The supporting statement portion of the Proposal emphasizes the Proponent's concern with respect to the restriction on direct negotiations with drug companies imposed by the Medicare Modernization Act of 2003, highlighting that "Congress has repeatedly reviewed the merits of prohibiting Medicare from negotiating prices directly with prescription drug companies" and that "[s]hareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies." Together, the resolution and the supporting statement demonstrate that the focus of the Proposal is to influence Abbott's lobbying efforts regarding legislation prohibiting Medicare from directly negotiating with drug companies.

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the term "ordinary business" refers to matters that are "rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Further, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they should not be subject to shareholder vote. *Id.* Exchange Act Release No. 34-40018 also states that another policy behind Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* An assessment of Abbott's approach to a legislative initiative and public policy that affect Abbott's business is a customary and important responsibility of management and is not a proper subject for shareholder involvement. As part of its normal business operations, Abbott participates in the legislative and regulatory process, particularly with respect to matters impacting prescription drugs. This involves an assessment of many complicated and interrelated factors, which include the likelihood of success of the lobbying efforts and the effect of certain regulations on Abbott, its financial position and shareholder value. Therefore, Abbott makes decisions as to how and whether to lobby on behalf of, or against, particular initiatives, and whether to fund entities involved in lobbying and the extent of any such funding, after taking into account a multitude of factors, many of which are not apparent to shareholders. The Proposal seeks to address Abbott's activities that are more appropriately addressed by management, and not by shareholders, and therefore implicates Abbott's ordinary business operations.

It is well established that proposals directed at involving the company in the political or legislative process on issues that relate to an aspect of a company's operations or business may be excluded from proxy statements pursuant to Rule 14a-8(i)(7). In *International Business Machines Corp.* (January 21, 2002), the Staff concurred that a proposal requiring the company to "join with other corporations to support the establishment of a national health insurance system" was excludable, as it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Citigroup Inc.* (February 5, 2007), *Bank of America Corporation* (January 31, 2007), *Pfizer Inc.* (January 31, 2007), *General Electric Company* (January 30, 2007) (each permitting exclusion of proposals requesting a report on the company's activity and plans with respect to certain regulatory matters and public policies when the supporting statements suggest that the company to engage in lobbying activity with respect to certain matters). Similarly, in *General Motors Corporation* (April 7, 2006), the Staff permitted exclusion of a proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards and that the company lead the effort to enroll the assistance of the Administration and Congress and the automotive industry to develop a non-oil based transportation system and to spread this technology to other nations. The Staff found that the proposal was directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations. *See also Chrysler Corp.* (March 29, 1993) and *Chrysler Corp.* (February 10, 1992) (permitting exclusion of proposals, requesting that the company actively support and lobby for universal health coverage and a requesting that the company support three universal health care program concepts, respectively, because the proposals were "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations").

In the Proposal, the Proponents request that the Board report to shareholders on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by Abbott. Although the Proposal is phrased in terms of requesting a report on Abbott's activities regarding a particular legislative initiative, the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (August 16, 1983). The Staff has excluded proposals requesting reports involving topics relating to legislative or regulatory proceedings as an ordinary business matter. *See Johnson & Johnson* (January 24, 2006) (permitting exclusion of a proposal relating to a report on the impact of a flat tax on the company); *General Electric Co.* (January 17, 2006) (same); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (permitting exclusion of a proposal relating to a report on pension-related issues being considered in federal regulatory and legislative proceedings); *International Business Machines Corp.* (March 2, 2000) (permitting exclusion of a proposal relating to a report on federal regulatory issues and legislative proposals regarding cash balance plan conversions). More recently, the Staff determined that a proposal requesting that the company prepare a report describing the company's plan to address specific issues under review by federal regulators and legislative proposals is directed at involving the company in the political or legislative process and is thus excludable. *See Pfizer Inc.* (January 31, 2007); *General Electric Co.* (January 30, 2007). Like the proposals in *Pfizer Inc.* and *General Electric Co.*, this Proposal is directed at impacting specific legislative and political policies, namely, future changes to the Medicare Modernization Act of 2003.

We recognize that proposals requesting that a company assert its position on a significant social policy are not subject to exclusion when the proposal does not seek to directly involve the company in the political or legislative process. For example, the Staff did not concur in the exclusion of a proposal requesting that a company adopt and implement a human rights policy to address the right to access to medicines, *see Abbott Laboratories* (February 28, 2008), or a proposal requesting a company report on how it can enable the U.S. to become energy independent, *see Exxon Mobil Corporation* (March 18, 2008). Neither of the proposals in those letters addressed a specific legislative act nor did they directly address the lobbying efforts of the company. If these proposals passed, the companies would then have the option to determine how best to implement the applicable policy. The Proposal received by Abbott, however, does not address adoption of a social policy or allow the Company to determine how best to implement a policy, but rather focuses directly on Abbott's "lobbying activity and expenses" in connection with the Medicare Part D Program and the ability of Medicare to negotiate directly with drug companies. The fact that the only actions subject to reporting under the Proposal are those relating to Abbott's lobbying efforts establishes that the Proponent's have no other intention than to involve Abbott in the political or legislative process, with a clear emphasis on restrictions on direct pricing negotiations with Medicare, which is part of Abbott's ordinary business operations.

We also recognize that not all proposals addressing reports on political activities relate to ordinary business matters. The Staff has differentiated between proposals that generally request a reporting of contributions and contribution policies of the company from those that seek to influence specific company decisions in the political process that relate to an aspect of its operations and thereby infringe on management's ability to decide whether to spend funds on a legislative initiative. For example, the Staff has not permitted the exclusion of a proposal requesting a broad lobbying report prioritizing various advocacy activities of interest to the company when the supporting statement identified specific public policy issues. *See JPMorgan Chase & Co.* (March 7, 2008). *See also Exxon Mobil Corporation* (March 5, 2004), *Citigroup Inc.* (January 27, 2004), *The Chubb Corporation* (January 27, 2004), and *General Electric Company* (February 22, 2000) (with the Staff, in each such case, not concurring with the exclusion of a proposal requesting a report on the companies' policies for political contributions and an accounting of the companies' political contributions). The Staff highlighted this difference in one letter where exclusion of a lobbing report proposal was denied, noting that such a proposal "appears to focus on [the company's] general political activities rather than [its] products, services or operations." *General Electric Company* (February 22, 2000).

In contrast to the letters described in the preceding paragraph, the Proposal received by Abbott specifically relates to Abbott's products and operations, providing that the purpose of the requested report is "to determine how the Company is protecting and enhancing shareholder value related to [the] prohibition on Medicare's negotiating drug prices directly with prescription drug companies." In this regard, we believe that the Proposal is more similar to *Yahoo! Inc.* (April 5, 2007) and *Microsoft Corporation* (September 29, 2006), where the proposals focused on an area of government regulation that had the potential to directly impact the earnings of the companies receiving the proposals. In these letters, the Staff permitted exclusion of proposals requesting a report on the companies' rationale for supporting certain public policy measures concerning regulation of the Internet when the supporting statements established that the primary concern of the proponents was the effect of government regulation on company profits. Similarly, the Proponent of the Proposal which Abbott received questions in the supporting statement how the "Company is protecting and enhancing shareholder value" in light of a legislative initiative relating to prescription drug pricing, an area at the heart of Abbott's business. The Proposal is designed to influence Abbott's legislative and political policy with respect to the laws governing the Medicare program, in particular direct pricing negotiations between Abbott and Medicare, and, as a result, is attempting to move a management function to shareholders. Therefore, the Proposal should be excluded as relating to ordinary business matters under Rule 14a-8(i)(7).

(B) The Proposal addresses Abbott's contributions to specific types of organizations.

The Staff has consistently supported the position that a company's selection of organizations to which it contributes involves ordinary business decisions that are best left to the discretion of the company's management. Accordingly, proposals requesting a company to take action with respect to contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Pfizer Inc.* (February 12, 2007) (permitting exclusion of a proposal seeking a report on the justification for contributing to the advancement of animal-based testing), *BellSouth Corporation* (January 17, 2006) (permitting exclusion of a proposal requesting that the board make no direct or indirect contribution to any legal fund used in defending a politician), *Pfizer Inc.* (January 28, 2005) (permitting exclusion of a proposal requesting that the company make no further donations or contributions designed to promote the advancement of animal testing) and *Wachovia Corporation* (January 25, 2005) (permitting exclusion of a proposal recommending that the board disallow contributions to Planned Parenthood). The Staff closely evaluates whether the proposal directs contributions to specific types of organizations. For instance, in *Wyeth* (January 23, 2004), the Staff did not concur in the exclusion of a proposal requesting the company to refrain from making charitable contributions where the supporting statement mentioned anti-abortion organizations, but characterized them as examples of charities whose activities are not universally supported; with such explanation, the specific references in the supporting statement did not shift the focus of the proposal to a particular type of charitable organization. However, in *Bank of America Corporation* (January 24, 2003), the Staff permitted exclusion of a proposal with a resolution clause that, like the resolution clause in *Wyeth*, sought cessation of charitable contributions when the supporting statements targeted contributions to Planned Parenthood and organizations that support abortion. Like *Bank of America*, the Proposal that Abbott received focuses its attention on contributions to a specific type of lobbying organization, *i.e.* ones concerned with direct price negotiations between Medicare and prescription drug companies. While the resolution clause tacks on the phrase at the end "together with a distribution of the lobbying activities and expenses of any entity supported by the company," the supporting statement makes clear that the Proposal is directed to a particular aspect of Medicare legislation, specifically, "protecting and enhancing shareholder value related to [a] prohibition on Medicare's negotiating drug prices directly with prescription drug companies" as opposed to general lobbying. To the extent that the Proposal targets spending toward a specific type of organization, it should be excluded as relating to an ordinary business matter.

The Staff has concurred in excluding proposals that did not specifically request action with respect to a particular charitable organization or that sought only a reporting of activities and expenses as relating to ordinary business operations where language in the proposal and supporting statement indicated that the proposal was, in fact, directed toward specific types of organizations. For example, in *Pfizer, Inc.* (February 12, 2007), a proposal requesting that the board implement a policy listing all charitable contributions on the company's website was excludable even though the report was facially neutral, based on the focus of the supporting statement. *See also American Home Products Corporation* (March 4, 2002) (permitting exclusion of a proposal requesting that the board "form a committee to study the impact charitable contributions have on the Company's business and share value"), *Schering-Plough Corporation* (March 4, 2002) (permitting exclusion of a proposal requesting that the company "form a committee to study the impact charitable contributions have on the business of the company and its share value") and *Aetna Inc.* (February 23, 2002) (permitting exclusion of a proposal requiring a report on the company's philanthropic contributions to organizations that promote "larger government or more government regulation"). Although the resolution clause of the Proposal requests that Abbott's board prepare a report on lobbying activities and expenses, the Proposal as a whole focuses on Abbott's contributions to organizations that lobby the specific issue of whether Medicare should negotiate prices directly with drug companies and thereby seeks to influence Abbott's contributions to such organizations. Accordingly, the Proposal should be excluded as relating to ordinary business matters under Rule 14a-8(i)(7).

(C) The Proposal seeks to involve shareholders in the pricing of prescription drugs that Abbott sells to Medicare, which is an ordinary business operation.

The Proposal concentrates on a certain requirement within the Medicare Part D Prescription Drug Program which prohibits Medicare from directly negotiating drug prices with supplying companies such as Abbott. As such, the Proposal relates to the pricing of Abbott's prescription drugs, a primary aspect of Abbott's business, to a particular customer of the Company – Medicare. Abbott's ability to price and discount its products are among the most basic aspects of the Company's ordinary business operations. As noted above, one of the policies behind Rule 14a-8(i)(7) is that certain tasks are "fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to "direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). Product pricing and the negotiation of product pricing with respect to a particular customer is one of the most basic and essential management functions which Abbott's management performs after a review of a number of factors, such as competition in the market, demand for a particular product and the need for the company to have a relationship with a particular customer.

Proposals relating to product pricing have generally been excluded as ordinary business operations. For example, in *Johnson & Johnson* (January 12, 2004), the Staff permitted exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company planned to respond to public pressure related to the affordability of prescription drugs. *See also The Western Union Co.* (March 7, 2007) (permitting exclusion of a proposal requesting a report reviewing the effect of the company's remittance practices and a comparison of the company's fees, exchange rates and pricing structures with other companies in the industry because it relates to "the prices charged by the company"); *NiSource Inc.* (February 2, 2007) (permitting exclusion of a proposal to make a program in which customers pay a surcharge to subsidize low income and hardship customers voluntary because it relates to "the prices charged by the company"); *American Telephone and Telegraph Co.* (December 31, 1991) (exclusion permitted for a proposal relating to the company's method of timing and billing for residential toll calls because it relates to "the prices charged by the company").

We recognize that there have been circumstances in which the Staff has not permitted the exclusion of proposals addressing pharmaceutical pricing. The Staff has not permitted exclusion of proposals involving a company policy that could potentially be implemented in a matter that would impact pricing. *See Abbott Laboratories* (February 28, 2008) (failing to concur in the exclusion of a proposal requesting that the company address a right of access to medicines in the company's human rights policy). The Proposal received by Abbott at this time, on the other hand, is directed at Abbott's ability to price prescription drugs that it sells to Medicare. In fact, the proposal refers to concepts such as "prices," "discounts" and "rebates" repeatedly, and the supporting statement clarifies that the purpose of the lobbying report is "to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies." There is no question that the Proposal involves a matter that directly impacts Abbott's pricing.

The Staff has also considered proposals relating to pharmaceutical pricing as part of a fundamental business strategy as an issue outside of ordinary business matters. *See Eli Lilly and Co.* (February 25, 1993) and *Warner Lambert Co.* (February 21, 2000) (failing to concur in the exclusion of proposals relating to general policies of price restraint over all the pharmaceutical companies' products). Unlike *Eli Lilly* and *Warner Lambert*, the Proposal received by Abbott does not aim to implement an overall pricing strategy. Instead, it is focused on pricing of Medicare purchases.

The Staff previously determined that decisions involving the handling of select customers are ordinary business matters. *See Bank of America Corporation* (February 27, 2008) (permitting exclusion of a proposal requesting a report on policies, among other matters, regarding the issuance of credit cards or the opening of bank accounts to individuals without Social Security numbers or using the Mexican government-issued *Matricula Consular* as identification) and *Zions Bancorporation* (February 11, 2008) (permitting exclusion of a proposal recommending deferral of the termination of any customer account when the customer has no alternative commercial bank in close proximity). Like these letters, the Proposal addresses a business policy directed to a particular customer.

Decisions regarding pricing for a select customer – Medicare – is of a limited, specialized scope and does not constitute an overall strategy that would alter the general pricing of Abbott products. The determination of product prices and customer-specific discounts are ordinary business decisions that are the province and responsibility of management. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) as involving ordinary business operations.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2009 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2009 proxy materials, please contact me at 847.938.3591 or Steven L. Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent may be reached by contacting Daniel F. Pedrotty by phone at 202.637.5379.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

Abbott
A Promise for Life

Exhibit A

Proposal

Report on Medicare Part D Lobbying Activities and Expenses

Resolved: Shareholders of Abbott Laboratories (the "Company") request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 established a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D, that went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government. Medicare replaced Medicaid as the primary source of drug coverage for beneficiaries with coverage under both programs.

As of January 2008, the Department of Health and Human Services (HHS) reported that 25.4 million beneficiaries are enrolled in Medicare Part D plans, an increase of 1.5 million since January 2007. Another 10.2 million have creditable drug coverage through retiree plans, including Federal Employees Health Benefit Program and TRICARE (the U.S. government-sponsored health insurance plan for active military members, their families and retirees).

HHS estimates that Part D spending will total $45 billion in 2008 and $55 billion in 2009. Spending depends on several factors; the number of Part D enrollees, their health status and drug utilization, the number of low-income subsidy recipients, and the ability of plans to negotiate discounts and rebates with drug companies and manage use (e.g. promoting use of generic drugs and mail order pharmacies). The Medicare Modernization Act prohibits Medicare from negotiating drug prices directly.

Since health care costs and reform have become a major public policy issue, the Congress has repeatedly reviewed the merits of prohibiting Medicare from negotiating prices directly with prescription drug companies. The 111th Congress and the President will again consider the merits of this prohibition.

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies.

Exhibit B

Correspondence

Facsimile Transmittal

Date: November 18, 2008

To: Laura Schumacher, Secretary
Abbott Laboratories

Fax: 847-937-3966

From: Daniel Pedrotty

Pages: 3 (including cover page)

Attached is our shareholder proposal for the 2009 annual meeting.

RECEIVED
NOV 18 2008
LAURA J. SCHUMACHER

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 19, 2008

Sent by FAX and UPS Next Day Air

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbot Park, Illinois 60064-6400

Dear Ms. Schumacher:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,000 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms .
opeiu #2, afl-cio

Attachment

Report on Medicare Part D Lobbying Activities and Expenses

Resolved: Shareholders of Abbott Laboratories (the "Company") request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 established a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D, that went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government. Medicare replaced Medicaid as the primary source of drug coverage for beneficiaries with coverage under both programs.

As of January 2008, the Department of Health and Human Services (HHS) reported that 25.4 million beneficiaries are enrolled in Medicare Part D plans, an increase of 1.5 million since January 2007. Another 10.2 million have creditable drug coverage through retiree plans, including Federal Employees Health Benefit Program and TRICARE (the U.S. government-sponsored health insurance plan for active military members, their families and retirees).

HHS estimates that Part D spending will total $45 billion in 2008 and $55 billion in 2009. Spending depends on several factors: the number of Part D enrollees, their health status and drug utilization, the number of low-income subsidy recipients, and the ability of plans to negotiate discounts and rebates with drug companies and manage use (e.g. promoting use of generic drugs and mail order pharmacies). The Medicare Modernization Act prohibits Medicare from negotiating drug prices directly.

Since health care costs and reform have become a major public policy issue, the Congress has repeatedly reviewed the merits of prohibiting Medicare from negotiating prices directly with prescription drug companies. The 111th Congress and the President will again consider the merits of this prohibition.

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

November 19, 2008

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbot Park, Illinois 60064-6400

Re: Abbott Laboratories

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,000 shares of common stock (the "Shares") of Abbott Laboratories, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account FISMA & OMB Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com

November 24, 2008

Via Federal Express

Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2009 Shareholders meeting is currently scheduled to be held on Friday, April 24, 2009.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry

Abbott
A Promise for Life

END